SOLARTE HOTEL CORPORATION

3rd Street, Isla Colon

Bocas del Toro, Panama

December 29, 2008

Thomas Kluck

Branch Chief

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

            Re:       Solarte Hotel Corporation

                        Amendment No. 5 to Registration Statement on Form F-1

                        File No. 333-152294

                        Filed:  December 5, 2008

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act”) Solarte Hotel Corporation (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on Monday, January 5, 2009, or as soon thereafter as practicable.

We acknowledge that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the filing.  We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing.  We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement.  We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

Very truly yours,

/s/ Karen E. Campo

President, Esthetics World,

President, Chief Executive

Officer and Chief Financial Officer